Exhibit 99.1

The Hague, December 14, 2006

Notice regarding AEGON delistings from Frankfurt and Zurich stock exchanges

As previously announced on November 9, 2006, the secondary listing of AEGON N.V. common shares on the Frankfurt Stock Exchange in Germany and on the SWX Swiss Exchange in Zurich, Switzerland will be discontinued. The last day of trading for AEGON N.V. common shares on both exchanges will be Monday March 12, 2007 and the delisting is immediately effective after this date.

AEGON decided to discontinue the listing of its shares on the Frankfurt and SWX Swiss exchanges due to continued low trading volumes.

AEGON shares will remain listed on Euronext Amsterdam, the New York Stock Exchange, the London Stock Exchange and the Tokyo Stock Exchange.

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. We empower our local business units to identify and provide products and services that meet the evolving needs of our customers, using distribution channels best suited to their local markets. We take pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 27,000 people. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the Group is present in a number of other countries including Canada, China, Czech Republic, Hungary, Poland, Slovakia, Spain and Taiwan.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking and our ambition is to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free – USA only) +1 410 576 45 77
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com	ir@aegonusa.com
Website	www.aegon.com